OSISKO FILES MANAGEMENT INFORMATION CIRCULAR

(Montreal, April 10, 2017) Osisko Gold Royalties Ltd (TSX & NYSE:OR) (“Osisko” or the “Corporation”) is pleased to announce that it has filed its Management Information Circular for its upcoming Annual and Special Meeting of Shareholders to be held on Thursday, May 4, 2017 at 3:00 pm (EDT) at the Loews Hotel Vogue located at 1425, de la Montagne Street, Montreal, Québec, Canada, H3G 1Z3.

Shareholders will be asked to elect the Corporation’s directors for the ensuing year, appoint PricewaterhouseCoopers as independent auditor, adopt an ordinary resolution to approve all unallocated options under the Corporation’s Stock Option Plan, adopt an ordinary resolution for the approval of the Amended and Restated Shareholder Rights Plan, and adopt an advisory resolution accepting Osisko’s approach on executive compensation.

The Management Information Circular is available on www.sedar.com, www.sec.gov and www.osiskogr.com.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty and stream company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties and streams, including a 5% NSR royalty on the Canadian Malartic Mine (Canada), a 2.0% to 3.5% NSR royalty on the Éléonore Mine (Canada) and a silver stream on the Gibraltar Mine (Canada). It maintains a strong financial position and has distributed $30.8 million in dividends to its shareholders during the past nine consecutive quarters. Osisko also owns a portfolio of publicly held resource companies, including a 14.8% interest in Osisko Mining Inc., 13.3% in Falco Resources Ltd., and 35.2% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com
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